Exhibit 4.6

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made and entered into as of June 3, 2020 (the “Effective Date”) by and among Nikola Corporation, a Delaware corporation f/k/a VectoIQ Acquisition Corp. (the “Company”) and WI Ventures LLC, an Ohio limited liability company (the “Holder”). Any capitalized term used but not defined herein will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company, VCTIQ Merger Sub Corp., a Delaware corporation and Nikola Subsidiary Corporation, a Delaware corporation f/k/a Nikola Corporation (“Nikola”), are party to that certain Business Combination Agreement dated as of March 2, 2020 (the “Business Combination Agreement”), pursuant to which, on the Effective Date, Merger Sub is merging (the “Merger”) with and into Nikola, with Nikola surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, the Holder is receiving 19,048, 020 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), on or about the date hereof, pursuant to the Business Combination Agreement in exchange for shares of Nikola held by the Holder (the “Prior Nikola Shares”); and

WHEREAS, the Company and the Holder desire to enter into this Agreement to provide for restrictions on the sale or transfer of the Common Stock received in the Merger;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

ARTICLE I LOCK-UP

Section 1.1    Lock-Up. Except as permitted by Section 1.2, for a period of 180 days from the Effective Date (the “Lock-up Period”), the Holder shall not Transfer (as defined below) any shares of Common Stock beneficially owned or owned of record by the Holder. As used herein “Transfer” shall mean to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

Section 1.2    Exceptions.      The provisions of Section 1.1 shall not apply to:

1.2.1	Transfers of up to 5,000,000 shares of Common Stock in the aggregate occurring on or after the date that is thirty (30) days after the Effective Date;

1.2.2	In addition to the Transfers described in subsection 1.2.1 above, Transfers of up to 7,000,000 shares of Common Stock in the aggregate occurring on or after the earlier of (a) the date that is ninety (90) days after the Effective Date and (b) the effective date of the registration statement to be filed by the Company with the Securities and Exchange Commission (the “SEC”) to register the resale of the PIPE Shares (as that term is defined in the Proxy Statement, Prospectus and Information Statement filed by the Company with the SEC on May 8, 2020 pursuant to SEC Rule 424(b)(3)).

1.2.3	transactions relating to shares of Common Stock acquired in open market transactions;

1.2.4	Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift;

1.2.5	Transfers of shares of Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the Holder or any other person with whom the Holder has a relationship by blood, marriage or adoption not more remote than first cousin;

1.2.6	Transfers by will or intestate succession upon the death of the Holder;

1.2.7	the Transfer of shares of Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement;

1.2.8	if the Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Holder, (ii) distributions of shares of Common Stock to partners, limited liability company members or stockholders of the Holder;

1.2.9	Transfers to the Company’s officers, directors or their affiliates;

1.2.10	pledges of shares of Common Stock as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder (provided such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers);

1.2.11	pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control (as defined below) of the Company, provided that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement; “Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the board of directors of the Company or to direct the operations of the Company; and

1.2.12	the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as it may be amended from time to time, provided that such plan does not provide for the transfer of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the Lock-Up Period.

provided, that in the case of any Transfer or distribution pursuant to Sections 1.2.4 through 1.2.9, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1.   Registration Rights. The Company shall afford the Holder the same registration rights provided to the “New Holders” under that certain Registration Rights and Lock-Up Agreement to be entered into by the Company with certain persons and entities in connection with the Closing provided for in the Business Combination Agreement.

ARTICLE III GENERAL PROVISIONS

Section 3.1    Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect thereto.

Section 3.2    Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and the permitted assigns of the applicable holder of Common Stock or of any assignee of the applicable holder of Common Stock. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

Section 3.3    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and such counterparts may be delivered by the parties hereto via facsimile or electronic transmission.

Section 3.4    Amendment; Waiver. This Agreement may be amended or modified, and any provision hereof may be waived, in whole or in part, at any time pursuant to an agreement in writing executed by the Company and the Holder.

Section 3.5   Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

Section 3.6    Governing Law; Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal court located in the State of Delaware or any other Delaware state court.

Section 3.7    Specific Performance. Each party acknowledges and agrees that the other parties hereto would be irreparably harmed and would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed by such first party in accordance with their specific terms or were otherwise breached by such first party. Accordingly, each party agrees that the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such parties are entitled at law or in equity.

(Next Page is Signature Page)

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

COMPANY:

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Name: Britton M. Worthen
Title: Chief Legal Officer

Address for Notice:

4141 E Broadway Rd, Phoenix, Az 85040

HOLDER:

WI VENTURES LLC

By:	/s/ Joseph Hayek
Name: Joseph Hayek
Title: Vice President

Address for Notice:

WI Ventures LLC
200 Old Wilson Bridge Road
Columbus, Ohio 43085
Attention: